Filed by Liberty Media Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Liberty Media Corporation

Commission File No.: 001-33982

Subject Company: Liberty Entertainment, Inc.

Commission File No.: 333-158795

Excerpt from the Conference Call Transcript of

Liberty Media Corporation at the

Goldman Sachs Communacopia Conference

Held on September 15, 2009

Ingrid Chung - Goldman Sachs - Analyst

Okay. Quite a few. So going back to Liberty and DIRECTV, why do you think Liberty is a good fit for DIRECTV and what can you improve upon at DIRECTV?

Greg Maffei - Liberty Media Corporation - President, CEO

Well, when you say Liberty is a good fit for DIRECTV, that’s kind of a funny nature because we’re spinning out in LMDIA the part that’s spinning out that’s LEI’s piece is really what is now 56% of the equity, maybe 57, depending on where their buy back is of the equity of DIRECTV, three regional sports networks, FSN Seattle, I guess it’s FSN Northwest, FSN Rocky Mountain, FSN Pittsburgh. And then our 55% interest in GSN and World Winner, formerly known as the Game Show Network and its online gaming, casual gaming and skill gaming effort related to all that and about $2 million of debt. That package is going to get split off and merged into DIRECTV. The biggest asset in there by far is the DIRECTV shares and with the net effect will be to return maybe 53 or 54% of the DIRECTV shares directly to our shareholders’ hands. And I do think that the assets that are going in there, other than the DIRECTV stock, sports network and GSN World Winner have upside, that frankly DIRECTV should be able to capitalize on better than Liberty because of the synergies of the distribution and I think they’re both well positioned, those groups of assets. I’m not sure what we add to DIRECTV other than that and hopefully we’ll stay out of their way and let them execute on the fine job that they’ve been doing.

Ingrid Chung - Goldman Sachs - Analyst

Okay. So you said that there are synergies actually between the FSNs and DIRECTV. So you do believe that content and distribution should be together. Can you elaborate on that?

Greg Maffei - Liberty Media Corporation - President, CEO

Well, I don’t know if it’s an absolute, they must always meet. But Liberty obviously is the creation of the strength of TCI in distribution and the interplay between John Malone believing and executing quite well on the concept that having distribution allowed him to have a seat at the table and get parallel opportunities, interesting opportunities in content and having good content, a lot of the drives of distribution. I’m not suggesting that that’s forever in every situation kind of thing but we are the product of that and we still have a belief that that can happen to be useful in certain circumstances. Marketing those RSNs, highlighting the attraction of online gaming I think things that DIRECTV can do probably better than Liberty could have done on its own.

Ingrid Chung - Goldman Sachs - Analyst

Okay. Got it. So can you give us an update on the merger process? What are the remaining issues or hurdles you need to work through and do you actually need to get the IRS ruling?

Greg Maffei - Liberty Media Corporation - President, CEO

We are — I think in very good shape and signed off by the ..... We’re working through the IRS, gotten all the right indications and drafts of private letter rulings. I think that will not be a hurdle, don’t think DOJ will be a hurdle. We’re really back and forth in comments with the SEC, I don’t want to suggest they’re any way insurmountable, that’s the process we’re just working through now. So I would anticipate closing is probably pushed back a little, as these things always seem to. Maybe we’re looking at an end of October kind of closing.

Ingrid Chung - Goldman Sachs - Analyst

But still by the end of the year?

Greg Maffei - Liberty Media Corporation - President, CEO

Yes.

Ingrid Chung - Goldman Sachs - Analyst

Great. DIRECTV has said that its target leverage is 2.5 times. Do you view this as a long-term leverage target or do you see re-examining that target again sometime next year?

Greg Maffei - Liberty Media Corporation - President, CEO

I think it’s almost an academic question, to be honest. Today, the leverage, the net leverage, net debt at DIRECTV is about $3.5 billion, something like that. Pro forma for our transaction where as I mentioned they’re going to assume about $2 billion of debt that has been on LMDIA, they’re still going to be below a turn of debt, net debt to EBITDA. So to talk about a 2.5 target gives them plenty of room to grow considerably. They’ve expressed what they intend to do with the rating agencies and I think, frankly, that will give them plenty of runway to do incremental repurchase or other things to stay within that for the moment.

Ingrid Chung - Goldman Sachs - Analyst

So in terms of returning cash to shareholders, it seems that DIRECTV has stuck to a pretty rapid rate of share repurchases. How about other uses of cash? How would you rank dividends and M&As versus the share repurchases?

Greg Maffei - Liberty Media Corporation - President, CEO

I think share repurchases are first and foremost for the time particularly when you look at the low multiple the Company is trading. Liberty is probably somewhat anathema, averse to dividends and the tax consequences which are likely to get worse and locking yourself into something which may have worse tax consequences over time, given the administration’s cash needs, seems like a unattractive proposition. As far as acquisitions, the — I do think there are interesting opportunities, particularly around growing the international business, the Latin American business into other venues, that could be a attractive and somewhere down the road content could be attractive. Right now, first and foremost, share repurchase is the focus.

Ingrid Chung - Goldman Sachs - Analyst

Okay. You mentioned DTV, Latin America, so I’m just going to skip over there. So is the plan to expand L Media internationally, so you’re looking to build upon DTV-LA or do you think it should be its own separate entity?

Greg Maffei - Liberty Media Corporation - President, CEO

Let’s — not LMDIA but once the transaction, the splitoff and merger are completed there will be no more LMDIA transitory tracker, probably something you’ll all be happy to see go. I think DIRECTV Latin America has prospects to where it could do well. I think, this is one Board member speaking, having it as a separately traded subsidiary could be attractive and in fact it has a different capitalization long-term than the US business over time. It has a different mission which is less of a free cash flow, share repurchase mission, more of a growth mission, looking at alternative places to grow its distribution outside of Latin America. It’s a relatively small piece today of the pie. I’m not sure it’s getting full value in the marketplace and I think it has logically over time perhaps a different investor group than the shareholders who wish to own the US piece.

Ingrid Chung - Goldman Sachs - Analyst

Okay. So going back to the overall entity, what are your long-term plans for DIRECTV? Do you view it — sounds like you view it more as an operating asset rather than a financial one. So the plan is to operate it for a while, I guess?

Greg Maffei - Liberty Media Corporation - President, CEO

It’s operating very well. If you look at the share gains it’s had in the marketplace, if you look at the customer ratings, if you look at pretty much any metric, got to be very impressed with what the management team there has done.

Ingrid Chung - Goldman Sachs - Analyst

Okay. You mentioned before that there are opportunities to put content and distribution together. Are there other things that you think are missing in the FSN, DIRECTV mix? Are there other pieces of content that you would like to kind of fill holes with?

Greg Maffei - Liberty Media Corporation - President, CEO

No, I don’t think there’s anything that DIRECTV needs to fill. I just think it generates incremental free cash flow. It can return it to shareholders. And I think that’s as I mentioned the primary goal but over time it should also be looking at alternatives and one of them could be content.

Ingrid Chung - Goldman Sachs - Analyst

Okay. And moving to one of the audience questions, this is one of my questions too. In terms of broadband, I was wondering if you could update us on your views as to whether broadband is an imperative for DIRECTV to remain competitive, how would you pair broadband service with DIRECTV?

Greg Maffei - Liberty Media Corporation - President, CEO

I think a couple things. Broadband has become more a part of American households than ever and it’s critical, particularly for the most attractive customers, that they have access to broadband. I would also note that the rate of growth of new penetration of broadband continues to slow and that the incremental adds have come down dramatically. I don’t think that there is an ability for DIRECTV to enter the marketplace today, build a service which is competitive with what is out there. I think DIRECTV is likely to continue to partner and try and build those partnerships and strengthen those partnerships with other broadband providers. It’s unlikely to be something that DIRECTV enters on its own.

Ingrid Chung - Goldman Sachs - Analyst

Kind of along the same topic, one of the focus of investors has been broadband video. How do you see that playing out and how is DIRECTV positioned competitively versus broadband video?

Greg Maffei - Liberty Media Corporation - President, CEO

Well, I mean, there’s a lot of broadband video out there, whether it be user generated content, obviously 400 million users something like a billion views a day on YouTube is just enormous. I’m not sure what the business model for someone in our space will be there. We’ll see. There is the HULUs of the world which are attempting to monetize relatively less attractively video. There is TV everywhere which I think we’re eminently likely to be a part of at DIRECTV and then there are things like video on demand which we have increasingly driving on our own through our partners and so I think we’ll participate in a range of those to the degree that they can be attractive and monetizeable or improve our customer experience in a way that we can generate business value as well.

Ingrid Chung - Goldman Sachs - Analyst

If you recall, back in February at our tech conference we asked you to describe your relationship with the Telcos. Are your Telcos your friend or your enemy? I think your conclusion in February was that they’re your frienemy. Would you still characterize your relationship in that way?

Greg Maffei - Liberty Media Corporation - President, CEO

I’d put the friend part first. While we compete in certain ways, they have their own respective services, whether it be FiOS or Uverse. Over a larger percentage of the country for both of them we are their partner of choice for the major Telcos, rather than their competitor. The footprint of Verizon and they offer FiOS which is a great service, is a fraction of their wireless footprint and their national aspirations and where I think ultimately Verizon wants to go. Similarly with AT&T, the amount of Uverse that they offer, the amount of Uverse where it’s likely to be an attractive and competitive product to DIRECTV is relatively small compared to their national footprint, national desires on the wireless side.

Ingrid Chung - Goldman Sachs - Analyst

So do you see a future combination, maybe between DTV and Dish, excluding where the regulatory environment is right now, do you see that happening somewhere down the line? How about DIRECTV versus — and AT&T, how do you look at those alternatives?

Greg Maffei - Liberty Media Corporation - President, CEO

Certainly you look at a world where there’s a lot of reasons why you mentioned the broadband capacity, why those partnerships exist with the Telcos. You mentioned wireless, where we’re unlikely to be a player on our own which would lead you to think that tighter partnerships and potentially even consolidation could occur. To ignore the regulatory environment would be — it’s not realistic. We live in a regulatory world that will have impact on that. We have not talked to the Telcos directly about that and I can’t speak to it, I think there’s a lot of logical reasons why combination might occur but there are a lot of impediments. Particularly, when you think about Dish, that’s a merger that was rejected once already and you have a case where the relative strength of DIRECT is higher now that I’m not sure that Charlie would find that attractive and I think there would be tons of issues about, again, ignoring the regulatory elephant in the room, would be tons of issues around who would run it, who would control it, all those sort of things, would probably make that deal the most difficult.

Ingrid Chung - Goldman Sachs - Analyst

Okay. Going to Starz, can you talk about your focus on original programming, how’s it going so far? What inning do you think you’re in? And how are you going to continue your original programming efforts? Are there things you need to intensify?

Greg Maffei - Liberty Media Corporation - President, CEO

So, well, first, we’re in a transition where we’re going to be looking for a new CEO, Bob Classman has announced his desire to retire at about year end or when we find the next CEO, probably take a little longer than that. And I’m sure the new CEO will have opinions about original programming but I expect that we will be doing more of it. Not substantially more expensive but more than we have done. We’ve been ramping that up and we’re probably in the first or second inning or third inning at most of original programming strategy. We’ve had some series that had relative critical acclaim like Party Down. We’ve had others which have searched a little for where they’re going like Head Case. And we’ve had others that have searched and are probably finding it now in the second season like Crash. But our biggest splash so-to-speak, is coming at ComiCon, perhaps the most talked about show was Spartacus. Lucy Lawless has her fan base. This is kind of gladiator meets the 300. It’s a highly stylized show. It’s going to have quite a lot of gripping value. And I think you’ll see quite a lot of noise about that and that will put us on the map. We have some other things we’re in process on with some well-known producers and creative designers, creative talent, and I think we’re going to have a bigger splash in original programming. I doubt we’ll ever scale to the level of an HBO and I doubt we’ll do what Showtime has done and really walk away from the movie space but I think we’re going to use more original programming to differentiate and be as John Malone would say, the garlic salt in the meat.

Ingrid Chung - Goldman Sachs - Analyst

So DIRECTV along with most of the other distributors have said that they’ve seen take rates for premium channels really lag in this economic slowdown. Do you see that coming back at some point? And what do you think the prospects are for premium cable channels at this point, especially as you have a new entrance with FX?

Greg Maffei - Liberty Media Corporation - President, CEO

I think that first, DIRECTV is very focused, I’ll talk on the DIRECTV side. DIRECTV is very focused on trying to turn that around and has seen some early indications of how to do that in terms of marketing more effectively premiums, but they are up against, as everybody is, a tide of an economy where it appears people are not dumping their DIRECTV subscription or cable subscription but in some cases are trading out of premiums. Whether they’re trading out because they economically are sensitive and this seems like an easy way to save some money or because they don’t see enough value in the product or they’re assuming other products, we’ll see over time. But there’s some suggestion that DIRECTV will be able to more successfully market and keep customers more engaged with premiums which are an attractive product for DIRECTV. Starz has been affected to a degree but perhaps relatively less on the topline for a bunch of reasons.

The rate of decline at video subscribers has been larger at some of our fixed price customers. Some of our customers, roughly a third of our customers are under fixed price deals where we get paid a fixed amount per year, regardless of how many subscribers they have. Fortunately, those types of customers have lost more video subscribers and probably more premium subscribers than the other type which are consignment. Which means basically we put the product with them, they mark it up and sell it and there’s been faster growth in several of those and while DIRECTV has had reduced penetration for example, DIRECTV has grown subscribers, they are a consignment customer so we have net gain customers with DIRECTV. Similarly, there’s been a mix positive because the other group that has gained quite a bit is Telcos and as the Telcos have added subscribers their rates are not as attractive as some of the larger cable customers, given their relative size. The mix has been positive for us. So that’s offset some of the name plate subscriber declines.

Ingrid Chung - Goldman Sachs - Analyst

So I would be remiss without asking you how does the search for the new CEO at DTV, how is that going and are you still in consideration?

Greg Maffei - Liberty Media Corporation - President, CEO

I think there are a lot of very strong candidates internally and externally. We have a search firm that’s talking to both sets. We have a committee of the Board, which is talking to those candidates.

Ingrid Chung - Goldman Sachs - Analyst

Going back to DIRECTV, we’ve gotten a couple of questions from the audience regarding the equity collar and how that plays out?

Greg Maffei - Liberty Media Corporation - President, CEO

Yes. So the history is LMDIA, Liberty went and bought a whole bunch of incremental shares, about 79 million using a collar and a borrowing. So we borrowed the money from a financial intermediary who collared the stock and then lent us the money to buy the 79 million shares against the puts out of the collar. The stock is about flat, maybe up a little from where we struck the collar so it’s not a plus or minus at the moment. It’s not — the collar’s probably about where it was struck. Neither in the money, nor a cost to the Company. It has effectively a change of controls, so upon the closing of the DTV merger, it could be called by the intermediary. We’re in discussions with the intermediary who may want to change the terms of the collar or the rates. It’s very low right now. It’s paying about LIBOR plus 25. Because effectively the institution is borrowing from itself, given that they wrote the put, they’re lending us the money against the puts out of the collar. It’s a very low cost loan which is why we liked it. One of the things that’s just occurred is that DIRECTV has gone out and done a $2 billion bond issue very successfully, about 225 over LIBOR, Treasury’s very attractive issue that will give them the flexibility, they’re refinancing some of their existing debt, about $900 million being called and give them the flexibility to pay the collar off or not depending on what the terms the intermediary offers. DIRECTV has the flexibility to do either.

Hopefully we’ll reach a successful accommodation with the financial intermediary. But again, we’re not beholden to that. In the event that the collar gets unwound, which eventually it will be unwound as the loan matures, that will cause upward pressure on the stock because it’s a net short position and unwinding it will cause upward pressure on the stock.

Ingrid Chung - Goldman Sachs - Analyst

What do you think of the opportunity for mobile TV? Is that something that you would consider pursuing?

Greg Maffei - Liberty Media Corporation - President, CEO

We are, between DIRECT and SIRIUS, we look at that all the time. We think about it and I think it’s a feature that we haven’t yet found a home for. I mean, SIRIUS XM has a very small sub 5,000 trial with some Chrysler customers for back seat, primarily like Nickelodeon and kids oriented product which is not enormously successful, partly because the quality is not great but also because there’s a little bit of a mismatch. You thing about mobile video. It tends to be real time demand, sports news, et cetera. Back seat is kids stuff. I don’t know about your kids, but mine would watch the same DVD 42 times. So it’s not as relevant whether you’re offering them the latest and greatest scores on ESPN. There’s a mismatch of things. Whether that can move into the mobile world, mobile video truly handheld, we’ll see. We continue to look at it. We think we’re very well positioned between our experience with those sets of assets but we haven’t yet found a attractive business model.

Ingrid Chung - Goldman Sachs - Analyst

Would there be any need to buy Spectrum for that business or?

Greg Maffei - Liberty Media Corporation - President, CEO

We’re — we certainly look at Spectrum, have made some investments in Spectrum. Depending on what the model was configured you might imagine that SIRIUS XM actually frees up a whole bunch of Spectrum over time as you consolidate for one system. We have some space where we have some Spectrum. We’ll see.

Ingrid Chung - Goldman Sachs - Analyst

This will be the last question, which of the three tracking stocks do you consider to be the most undervalued?

Greg Maffei - Liberty Media Corporation - President, CEO

No. Look, there’s a certain element of I think all three of them are attractively priced. Just given the scale, LMDI probably has the least amount to move just because it’s hard to move a $25 billion asset which it will be a part of. Liberty Capital I think is a long-term value, is very cheap, especially if you believe we are successful at deferring some of those liabilities and unleashing some of that value. And Liberty Interactive we were saying for the longest time it’s waiting for the economic turnaround. Guess what? That’s pretty much occurring. The stock is up a nice amount but not a ton. There’s probably more to go. In the near term you could see some good realization at Liberty Interactive. Over the longer term Liberty Capital is seemingly a deep discount to net asset value. How does it get realized and when is less clear and hard to argue there’s much down side at 4.5 times EBITDA for DIRECTV. But also hard to argue you’re going to get a double out of it in the near term.

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The foregoing transcript includes certain forward-looking statements including statements about business strategies, market potential, future financial performance, new service and product launches and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the completion of the proposed split-off of a majority of the businesses of the Liberty Entertainment group and the proposed related business combination with The DIRECTV Group, Inc. (DIRECTV). These forward looking statements speak only as of the date of the meeting, and Liberty Media Corporation (Liberty) expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty and DIRECTV, including each’s most recent Form 10-K and Form 10-Q for additional information about the risks and uncertainties related to Liberty’s and DIRECTV’s businesses which may affect the statements made in this transcript.

Additional Information

Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of Liberty Entertainment, Inc. (LEI), the new DIRECTV or any of the Liberty tracking stocks.  The offer and sale of shares in the proposed split-off and the proposed related business combination with DIRECTV will only be made pursuant to one or more effective registration statements. Liberty stockholders and other investors are urged to read the registration statements filed with the SEC (and any amendments thereto), including the proxy statement/prospectuses contained therein, because they contain important information about these transactions.  A copy of the registration statements and the proxy statement/prospectuses are available free of charge at the SEC’s website (http://www.sec.gov). Copies of Liberty’s filings together with the materials incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408 and copies of new DIRECTV’s filing together with the materials incorporated by reference therein can also be obtained, without charge, by directing a request to The DIRECTV Group, Inc., 2230 E. Imperial Highway, El Segundo, CA 90245, Attn: Investor Relations, Telephone (310) 964-0808.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transactions. Information regarding the directors and executive officers of each of Liberty, LEI and the new DIRECTV and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise are available in the proxy materials filed with the SEC.